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                                                                   EXHIBIT 12.01



                      CRESCENT REAL ESTATE EQUITIES COMPANY

 Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends
                             (dollars in thousands)


                                                              2001          2000          1999          1998          1997

Income before minority interest and extraordinary item     $  27,572     $ 303,052     $  13,343     $ 183,210     $ 135,024
Interest Expense                                             182,410       203,197       192,033       152,214        86,441
Amortization of Deferred Financing Costs                       9,327         9,497        10,283         6,486         3,499

Earnings                                                   $ 219,309     $ 515,746     $ 215,659     $ 341,910     $ 224,964


Interest Expense                                           $ 182,410     $ 203,197     $ 192,033     $ 152,214     $  86,441
Capitalized Interest                                           1,320         1,372          --             575         1,745
Amortization of Deferred Financing Costs                       9,327         9,497        10,283         6,486         3,499
Preferred Share Dividends                                     13,500        13,500        13,500        11,700          --
GMAC Preferred Dividend                                       19,015        16,371          --            --            --

Fixed Charges and Preferred Share Dividends                $ 225,572     $ 243,937     $ 215,816     $ 170,975     $  91,685


Ratio of Earnings to Fixed Charges and Preferred
   Share Dividends                                              0.97          2.11          1.00          2.00          2.45
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